2008

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2008

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______

Commission file number 333-151438

U. S. Steel Tubular Services Savings Plan

(Full title of the Plan)

United States Steel Corporation
600 Grant Street
Pittsburgh, PA 15219-2800

(Name of issuer of securities held pursuant to plan and the address of its principal executive offices)

INDEX

The Corporation

Required Information: Page

1. Report of Independent Registered Public Accounting Firm 1
2. Plan Financial Statements and Schedules prepared in accordance with the financial reporting requirements of ERISA 2
3. Signatures 9
4. Consent 10

The Corporation

United States Steel Corporation is a Delaware corporation. It has executive offices at 600 Grant Street, Pittsburgh, PA 15219-2800. The terms "Corporation," "Company" and "United States Steel" when used herein refer to United States Steel Corporation or United States Steel Corporation and subsidiaries as required by the context. The term "Plan" when used herein refers to U. S. Steel Tubular Services Savings Plan.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
600 Grant Street
Pittsburgh PA 15219
Telephone (412) 355 6000
Facsimile (412) 355 8089

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
the U. S. Steel Tubular Services
Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of U. S. Steel Tubular Services (the "Plan") at December 31, 2008 and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
June 26, 2009

U. S. STEEL TUBULAR SERVICES SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	December 31, 2008
Assets	
Investments:	
Investments at fair value	$ 1,398
Liabilities	
Excess contributions payable	10
Net assets available for benefits at fair value	1,388
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2
Net assets available for benefits	$ 1,390

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	Year Ended December 31, 2008
Additions	
Earnings on investments:	
Interest	$ 2
Dividends	37
	39
Contributions:	
Received from:	
Employers	1,213
Participants (including rollovers)	728
Total additions	1,980
Deductions	
Benefit payments directly to participants or beneficiaries	55
Administrative expenses	1
Net depreciation in fair value of investments	534
Total deductions	590
Net additions	1,390
Net assets available for benefits:	
Beginning of year	-
End of year	$ 1,390

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2008

1. ***Plan description*** – The following description provides only general information regarding the U. S. Steel Tubular Services Savings Plan (the Plan), a defined contribution plan which covers non-union salaried employees of U. S. Steel Tubular Products, Inc. – Wheeling Machine Products Division, U. S. Steel Tubular Products, Inc. – Tubular Processing Services Division, U. S. Steel Tubular Products, Inc. – Tubular Threading and Inspection Services Division, and certain employees of United States Steel Corporation (the Company or Plan Sponsor) who are assigned to the Tubular Divisions listed above who transferred from Lone Star Technologies, Inc. and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the Summary Plan Description and the Plan Text for a complete description of the Plan. These documents are available from the United States Steel and Carnegie Pension Fund (the Plan Administrator). The Plan was initially adopted effective January 1, 2008; therefore, no comparative financial information is available.

   a. ***Contributions*** - Eligible employees may save from 1 percent to 16 percent of base salary (35 percent if annual base salary in the immediately preceding year is equal to or less than the threshold amount for determining highly compensated employees for the year preceding the year in which savings occur) in half percent increments on a pre-tax basis, an after-tax basis or a combination of both. Other qualified plan limits include:

	2008
Dollar Limit on IRC Sec. 401(k) pre-tax contributions	$ 15,500
Dollar Limit on IRC Sec. 414(v) catch-up contributions	$ 5,000
Maximum covered compensation[IRC 401(a)(17)]	$ 230,000
Highly Compensation Employee Definition	$ 105,000

   Depending upon length of service of the eligible employee, savings on the first five to six percent of base salary are matched by company contributions on a dollar-for-dollar basis; however, company contributions for the first two percent of base salary are available for matching only pre-tax savings (waived after the annual pre-tax savings limit for the year is reached). Matching company contributions, which vest when a participant attains two years of continuous service (prior to 2009, three years), are initially invested in United States Steel Corporation common stock, whereas each participating employee has the option of having savings invested in full increments of 1 percent among seventeen investment options (as of December 31, 2008), which are listed in Note 9 (also, see Note 3). All investments are participant directed. Effective January 1, 2009, due to adverse business conditions, the Employing Companies temporarily ceased matching contributions to the Plan. But for the temporary cessation of company matching contributions, effective January 1, 2009, the Plan is structured as a Qualified Automatic Contribution Arrangement (QACA) safe harbor plan under the provisions of the Internal Revenue Code.

   Separate investment elections cannot be made with respect to pre-tax savings, after-tax savings, and catch-up contributions. All contributions are deposited in the trust on a monthly basis. Monies deposited are reinvested by the Trustee in the investment options specified except that a portion of the assets in certain investments are held as interest-bearing cash to enable the processing of participant transfers on a daily basis.

   Plan participants also participate in a defined contribution Retirement Account maintained under the Plan in lieu of their participation in the United States Steel Corporation defined benefit pension plan. With respect to the defined contribution Retirement Account component, the Company will make a contribution equal to 4% of the employee's monthly base salary to the employee's account on a monthly basis. Participants become fully vested in the value of the Retirement Account after attaining two years of continuous service (prior to 2009, three years).

   b. ***Payment of benefits*** - Unmatched after-tax savings can be withdrawn at any time. Pre-tax savings and earnings thereon are available only for withdrawal at termination of employment or age 59½, except under certain financial hardship conditions. Vested company contributions and earnings are available for withdrawal, upon vesting (however, starting in 2009, such amounts are not available for in-service withdrawals prior to the age 59-1/2), except that vested company contributions and a participant's matched after-tax savings cannot be withdrawn within 24 months after the contribution is made. A participant who terminates employment for any reason, and who, on the effective date of termination, had two or more years of continuous service (prior to 2009, three years), is entitled to receive his or her entire account balance, including all company contributions. A participant who terminates employment for any reason with less than two years of continuous service (prior to 2009, three years) will forfeit nonvested company contributions unless termination is by reason of permanent layoff, total and permanent disability, or death.

c. ***Forfeited accounts*** - Any forfeited nonvested company contributions ($15,463 in 2008) from the Plan are credited to the Company and applied to reduce any subsequent company contributions required under the Plan.

d. ***Participant accounts*** - Under the investment transfer provisions, a participant can elect to transfer funds (including company matching contributions) between investments on a daily basis. Transfer requests made before the time that markets close on a day stock markets are open are processed after markets close that same day. All other transfer requests are processed after markets close on the next day that the stock markets are open. Transfers are permitted on a daily basis but may be subject to fund specific restrictions and limited by other pending transfers.

All or part of the taxable portion of a lump-sum distribution from the United States Steel Corporation qualified defined benefit retirement plans may be rolled over into a participant's account within 60 days following receipt of the distribution. Employees may also roll over assets from the qualified plans of an active employee's immediately preceding employer (or from a conduit IRA solely containing such assets and earnings). Rollovers in to the Plan for 2008 totaled $44 thousand.

e. ***Participant loans*** - The loan program enables participants to borrow up to 50 percent of the value of their vested account (other than the Retirement Account) subject to certain provisions. The maximum loan amount is $50,000 and the minimum loan amount is $500. Repayments of loans are made in level monthly installments over a period of not less than twelve months nor more than 60 months. A maximum of two loans can be outstanding at any one time. The interest rate on loans is the rate charged on fully secured loans by the USX Federal Credit Union plus one-half of one percent and remains fixed for the duration of the loan (4.5 percent at December 31, 2008). Prepayment of the entire outstanding loan can be made at any time without penalty. When payments are not timely received, the loan amount outstanding at that time becomes subject to taxation.

2. ***Accounting policies:***

a. ***Basis of accounting*** – Financial statements are prepared under the accrual method of accounting.

b. ***Use of estimates*** – The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

c. ***Investment valuation*** – The Plan's investments are stated at fair value as defined by Statement of Financial Accounting Standards No. 157 (FAS 157) (see Note 11). Shares of registered investment companies are valued at quoted market prices, which represents the net asset value of shares received by the Plan at year end. Investments in Company stock are valued at the market closing price as shown on the New York Stock Exchange. Participant loans are valued at their outstanding balances, which approximate fair value. The Managed Income Portfolio II calculates its net asset value per unit as of the close of business of the New York Stock Exchange. Investments in wrap contracts are fair valued using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio of securities. Underlying debt securities for which quotations are readily available are valued at their most recent bid prices in the principal market in which such securities are normally traded.

d. ***Net Depreciation*** – The Plan presents in the accompanying Statement of Changes in Net Assets Available for Benefits the net depreciation in the fair value of its investments which consists of the net realized gains or losses and the net unrealized appreciation or depreciation on those investments.

e. ***Investment by the Trustee*** – Fidelity Management Trust Company (the Trustee) shall invest any monies received with respect to any investment option in the appropriate shares, units or other investments as soon as practicable; provided, however, that the Trustee as directed by the Plan Administrator shall maintain sufficient funds in interest-bearing cash in connection with each investment option to enable the processing of transactions on a daily basis. Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

f. ***Administrative expenses*** – The Plan is responsible for the payment of all costs and expenses incurred in administering the Plan, including the expenses of the Plan Administrator, the fees and expenses of the Trustee and other legal and administrative expenses. To cover these expenses, the Plan Administrator shall utilize the following sources in the priority listed: (1) fees received from any fund provider to reimburse the Plan Administrator for services provided by the Plan Administrator which would otherwise have been provided by the fund provider, (2) loan origination fees, (3) voluntary contributions from the Company to cover cost of administration and (4) assessments against participants' individual accounts. There were no assessments against participants' individual accounts in 2008.

g. ***Payment of benefits*** – Benefits are recorded when paid.

3. ***Plan amendments*** – Effective January 1, 2009, the Plan was amended to temporarily cease company matching contributions. Also, the three-year cliff vesting schedule was changed to two years and the withdrawal rules were amended to prevent in-service withdrawals of company contributions prior to age 59 ½, establishing the Plan as a QACA safe harbor plan, but for the temporary cessation of company matching contributions.

   Effective for distributions approved on or after March 1, 2008, the Plan was amended to include the Catch-Up Contributions Account as an eligible funding source for hardship withdrawals.

   Effective February 1, 2008, the Plan adopted automatic enrollment at a contribution percentage of 3% per pay period, unless an affirmative election not to contribute to the Plan or to contribute at a different percentage is made. On the anniversary of such date, the 3% Pre-Tax contribution percentage will automatically increase each year by 1% until the contribution percentage reaches 6%. In addition, the Plan specifies the default pre-tax savings investment option applicable to participants subject to automatic enrollment as the Fidelity Freedom Fund closest to the year of birth in which the participant will attain age 65 (based on the participant's date of birth).

   Effective January 2, 2008, the Plan document was restated to incorporate previously approved amendments and minor technical and administrative changes.

   Effective January 2, 2008, the name of the Morgan Stanley Institutional Mid Cap Growth Portfolio – Institutional Class investment option was changed to Morgan Stanley Institutional Mid Cap Growth Portfolio – Class I.

   Effective January 1, 2008, the Plan was initially adopted.

4. ***Employer-related investments*** – Purchases and sales of United States Steel Corporation common stock in accordance with provisions of the Plan are permitted under ERISA.

5. ***Tax status*** – The Plan filed for a determination letter on January 31, 2008. Receipt of the determination letter from the Internal Revenue Service (IRS) is pending. The Plan Administrator and Tax Counsel for the Plan believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

6. ***Plan termination*** – The Plan Sponsor believes the existence of the Plan is in the best interest of its employees and although it has no intention of discontinuing it, the Plan Sponsor has the right to terminate the Plan in whole or in part at any time for any reason. However, in the event of Plan termination, participants would become 100% vested in their employer contributions and the net value of the assets of the Plan shall be allocated among the participants and beneficiaries of the Plan in compliance with ERISA.

7. ***Risks and uncertainties*** – Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with these investments and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

8. ***Related Party Transactions*** – Certain investments of the Plan are common trusts managed by the Trustee. Therefore, these transactions qualify as party-in-interest transactions. The Trustee collects management fees by offsetting the investment return in an amount as noted by the investment's expense ratio. Therefore, the Plan is not directly billed for these fees.

   One investment fund option available to participants is Company common stock. As a result, transactions related to this investment fund qualify as party-in-interest transactions (reference Note 4). Dividends received for 2008 were $0.2 thousand. Purchases and sales for 2008 were $612.6 thousand and $19 thousand, respectively.

9. ***Investments*** – The following presents investments that represent 5 percent or more of the Plan's net assets as of December 31, 2008 (dollars in thousands):

	December 31, 2008	
	$	Shares
United States Steel Corporation Stock Fund	331	8,898
Fidelity Freedom 2020 Fund	279	27,715
Fidelity Freedom 2030 Fund	222	22,793
Fidelity Freedom 2040 Fund	152	27,163
Fidelity Freedom 2050 Fund	130	20,052
Fidelity Freedom 2010 Fund	117	11,312

During 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows (dollars in thousands as determined by quoted market price):

Investment Option Accounts	Year Ended December 31, 2008
United States Steel Corporation Stock	$ (262)
Fidelity Freedom 2020 Fund	(77)
Fidelity Freedom 2030 Fund	(65)
Fidelity Freedom 2040 Fund	(42)
Fidelity Freedom 2050 Fund	(32)
Fidelity Freedom 2010 Fund	(28)
Morgan Stanley Mid-Cap Growth Portfolio - Class I Fund	(9)
Emerging Markets Stock Fund	(7)
Fidelity Freedom Income Fund	(2)
Spartan U.S. Equity Index Fund	(2)
Legg Mason Value Trust	(2)
Vanguard Explorer Fund - Admiral Class	(2)
Vanguard Windsor II Fund - Admiral Class	(2)
Fidelity Growth & Income Fund	(1)
Fidelity Diversified International Fund	(1)
Fidelity Real Estate Investment Fund	-
Fidelity U.S. Bond Index Fund	-
Total Depreciation	$ (534)

10. ***Reconciliation of Financial Statements to 5500*** – Amounts allocated to participants with loans in default are recorded on the Form 5500 as benefits deemed distributed under the Internal Revenue Code but not for financial statement purposes at December 31, 2008. For 2008, there were no deemed distributions from the Plan. Therefore, no reconciliation is necessary between the financial statements and the 5500.

11. ***Excess contributions payable*** – At December 31, 2008, a liability of $10,240 is recorded for amounts refundable by the Plan to participants for contributions made in excess of amounts allowed by the IRS.

12. ***Fair Value Measurement*** – Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157 ("FAS 157"). FAS 157 establishes a single definition of fair value, creates a three-tier hierarchy as a framework for measuring fair value based on inputs used to value the Plan's investments, and requires additional disclosure about fair value. The hierarchy of inputs is summarized below.

- Level 1 – quoted prices in active markets for identical investments
- Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)
- Level 3 – significant unobservable inputs (including the Plan's own assumptions in determining the fair value of investments)

The Plan's assets are classified as follows:

Level 1	Level 2	Level 3
Common Stock	Common Collective Trusts	Loans to participants
Mutual Funds		

An instrument's level is based on the lowest level of any input that is significant to the fair value measurement. Common stock is valued at the closing price reported on the active market on which the individual securities are traded. Mutual funds are valued at the net asset value (NAV) of shares held by the plan at year end. Common Collective Trusts are valued based on the market value of the underlying investments as priced by an external source. Loans to participants are valued at their outstanding balances, which approximates fair value.

The following is a summary of the Plan's assets carried at fair value:

	Investments at Fair Value at December 31, 2008			
	Total	Quoted Prices (Level 1)	Other Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common Stock	$332,249	$332,249	$ -	$ -
Mutual Funds	1,005,682	1,005,682	-	-
Common Collective Trusts	55,641	-	55,641	-
Loans to participants	4,422	-		4,422
Investments at fair value	$1,397,994	$1,337,931	$55,641	$4,422

The following table sets forth a summary of changes in the fair value of the Plan's level 3 asset for the year ended December 31, 2008:

	Loans to participants
Balance as of 12/31/07	$-
Accrued Interest and Dividends	86
Purchases, sales, issuances and settlements, net	4,336
Balance as of 12/31/08	$4,422

U. S. STEEL TUBULAR SERVICES SAVINGS PLAN
EIN 25-1897152/ PN 033

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2008

(a)	(b) Identity of Issuer/Fund Name	(c) Description of Investment	(e) Current Value
*	United States Steel Corporation - Common Stock	Employer-related security	331,014
*	United States Steel Corporation - Common Stock - Stock Purchase Account	Employer-related security	1,235
*	Fidelity Management Trust Company - Growth & Income Portfolio	Mutual fund	1,029
*	Fidelity Management Trust Company - Diversified Intl Fund	Mutual fund	2,332
*	Fidelity Management Trust Company - Spartan US Equity Index - Advantage	Mutual fund	4,712
*	Fidelity Management Trust Company - Freedom Income Fund	Mutual fund	45,287
*	Fidelity Management Trust Company - Freedom 2010 Fund	Mutual fund	117,192
*	Fidelity Management Trust Company - Freedom 2020 Fund	Mutual fund	278,534
*	Fidelity Management Trust Company - Freedom 2030 Fund	Mutual fund	222,464
*	Fidelity Management Trust Company - Freedom 2040 Fund	Mutual fund	151,842
*	Fidelity Management Trust Company - Freedom 2050 Fund	Mutual fund	129,536
*	Fidelity Management Trust Company - US Bond Index Fund	Mutual fund	12,076
*	Fidelity Management Trust Company - Real Estate Investment Portfolio	Mutual fund	2,808
	Legg Mason Value Trust	Mutual fund	3,375
	Morgan Stanley Mid-Cap Growth Portfolio - Class I Fund	Mutual fund	16,144
	T. Rowe Price Emerging Markets Fund	Mutual fund	9,898
	Vanguard Windsor II Fund - Admiral Class	Mutual fund	5,059
	Vanguard Explorer Fund - Admiral Class	Mutual fund	3,394
*	Fidelity Managed Income Porfolio II - Class 3	Common/Collective Trust	57,899
	Participant Loans	Maturity dates of 0 - 5 years with interest rates ranging from 4 to 6%; Maturity Value 4,422	4,422
	Total Investments at 12/31/08		1,400,252

* Party-in-interest for which a statutory exemption exists.

All investments are participant directed.

The information in this schedule has been certified as to its completeness and accuracy by the Trustee.

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the U. S. Steel Tubular Services Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania, on June 26, 2009.

UNITED STATES STEEL AND CARNEGIE PENSION FUND, AS PLAN ADMINISTRATOR

By: Roberta J. Cox
Roberta J. Cox,
Comptroller & Assistant Secretary

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-151438) of United States Steel Corporation of our report dated June 26, 2009 relating to the financial statements of the U. S. Steel Tubular Services Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
June 26, 2009